                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (AMENDMENT NO. __)


                               LUCILLE FARMS, INC.
--------------------------------------------------------------------------------
                                (Name of issuer)

                     Common Stock, $.001 par value per share
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   549486 10 8
--------------------------------------------------------------------------------
                                 (CUSIP number)

                  Leon Berthiaume
                  St. Albans Cooperative Creamery, Inc.
                  140 Federal Street
                  St. Albans, Vermont 05478
                  Tel. (802) 524-6581
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  June 12, 2002
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

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                         (Continued on following pages)

                              (Page 1 of ___ Pages)


---------------------------------------------------------------

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. [OPEN]                       13D                     Page 2 of 2 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     St. Albans Cooperative Creamery, Inc.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     OO

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     St. Albans, Vermont

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         1,083,332

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    -0-
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         1,083,332

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,083,332

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     26.7%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY OF THE ISSUER.

The securities to which this statement relates are the Common Stock, par value $.001 per share (the "Common Stock"), of Lucille Farms, Inc., a Delaware corporation (the "Company"). The beneficial ownership of shares of the Common Stock is derived from beneficial ownership of Common Stock, Series B Convertible Redeemable Preferred Stock, par value $.001 per share (the "Series B Preferred Stock"), of the Company, which is convertible into shares of Common Stock, and a $1.0 million convertible promissory note (the "Convertible Note"), which is convertible into shares of Common Stock (the Common Stock together with the Series B Preferred Stock and the Convertible Note, the "Securities"). The Series B Preferred Stock is convertible into the number of shares of Common Stock computed by multiplying each share of Series B Preferred Stock by 1,000.57 (subject to adjustment for anti dilution rights). The Convertible Note is convertible into shares of Common Stock at $6.00 per share. The certificate evidencing ownership of the subject Common Stock (CUSIP 549486 10 8) by St. Albans Cooperative Creamery, Inc., a Vermont corporation ("SAC"), was received by SAC on June 12, 2002. The certificate evidencing ownership of the subject Series B Preferred stock (no CUSIP number) was received by SAC on June 27, 2002. The principal executive offices of the Company are located at 150 River Road, Montville, New Jersey 07045.

ITEM 2.  IDENTITY AND BACKGROUND.

This statement is being filed by St. Albans Cooperative Creamery, Inc., a Vermont corporation ("SAC"). The address of the principal business and address of the principal office of SAC is 140 Federal Street, St. Albans, VT 05478. The principal business of SAC is the operation of dairy marketing cooperative which purchases, processes, distributes, and sells milk and milk products.

During the last five years, SAC has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor has it been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Over several years, in the course of operating its business, SAC extended trade credit to the Company, which amounted to $5,567,221 as of April 30, 2002 (the "trade debt"). In May 2002, the Company and SAC entered into a Loan and Security/Stock Purchase Agreement (the "Stock Purchase Agreement") pursuant to which the trade debt of $5,567,221 was converted, on the effective date of the Stock Purchase Agreement (as described below), as follows: (i) $1.0 million of the trade debt was converted into 333,333 shares of Common Stock; (ii) $3.5 million of the trade debt was converted into 583 shares of Series B Preferred Stock (convertible into 583,333 of Common Stock) and a 10-year warrant (exercisable after 3 years from the date of the Stock Purchase Agreement) to purchase 583,333 shares of Common Stock (the "Warrant"); (iii) $1.0 million of the trade debt was converted to a convertible promissory note due April 14, 2005 (convertible into Common Stock at $6 per share at any time by SAC or, at the option of the Company, if the Common Stock trades at $8 or higher for any period of 30 consecutive trading days). The Stock Purchase Agreement provided that it would become effective if and when the Company received a favorable decision by NASDAQ concerning the continued listing of the Company's shares on the NASDAQ exchange, which decision was rendered in a NASDAQ letter dated June 10, 2002, and received by SAC on June 11, 2002.

ITEM 4.  PURPOSE OF TRANSACTION.

As described in Item 3 above, SAC acquired the Common Stock, the Series B Preferred Stock, and the Convertible Note in connection with the conversion of trade debt pursuant to the Stock Purchase Agreement. In order to secure certain indebtedness of the Company to SAC described in the Stock Purchase Agreement, the Company granted SAC a security interest and mortgage in its assets (as defined in the Stock Purchase Agreement, the "Collateral"). A sale or transfer of a material amount of the assets of the Company (including its investment in its subsidiary) may occur if the Company defaults on its obligations to SAC and SAC enforces its rights in the Collateral as a secured creditor. As provided in
Section 6(a) of the Stock Purchase Agreement, the Company has pledged to use its best efforts to place a designated representative of SAC on the Company's Board of Directors as long as SAC owns at least 166 shares of Series B Preferred Stock. SAC may acquire additional shares of Common Stock of the Company (including shares acquired pursuant to the Warrant) or may dispose of the Securities, depending on various factors, including, but not limited to, general economic and business conditions, monetary and stock market conditions and future developments affecting SAC or the Company. Except as set forth above, SAC does not have has any present plan or proposal to take any action enumerated in the instructions to Item 4 of Schedule 13D under the Exchange Act.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) Amount Beneficially Owned:

         As of the date hereof, SAC owns (i) 333,333 shares of Common Stock,
(ii) 583 shares of Series B Preferred Stock (which are convertible into 583,333 shares of Common Stock at any time by SAC or automatically if the closing price of the Common Stock is $8.00 or higher for 30 consecutive trading days), (iii) a 10-year warrant convertible into 583,333 shares of Common Stock after three years from the effective date (subject to a number of additional terms and conditions described in the Warrant), and (iv) a $1.0 million promissory note (the "Promissory Note") convertible into 166,666 shares of Common Stock. Assuming conversion of all of the shares of Series B Preferred Stock and the entire balance of the Promissory Note, SAC directly and beneficially would own 1,083,332 shares of Common Stock. Based upon there being approximately 4,054,674 shares of Common Stock outstanding (including the number of shares directly and beneficially owned by SAC), SAC directly and beneficially owns approximately 26.7% of such outstanding shares.

     (b) The responses of SAC to Items 7 through 11 of the cover pages to this statement relating to the beneficial ownership of shares of Common Stock of the Company are incorporated herein by reference.
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The responses to Items 7 through 11 of the cover pages assume the shares of
Series B Preferred Stock and the entire balance of the Promissory Note are converted into shares of Common Stock.

     (c) Other than as otherwise described herein, SAC has not effected any transactions in the Common Stock of the Company during the preceding 60 days.

     (d) Not applicable

     (e) Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not applicable.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibits
---------

A Loan and Security/Stock Purchase Agreement, dated as of May 16, 2002, by and among the Company, SAC, and Lucille Farms of Vermont, Inc., a wholly-owned subsidiary of the Company.

                                  *    *    *

     This statement speaks as of its date, and no inference should be drawn that no change has occurred in the facts set forth herein after the date hereof.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:  July 16, 2002


ST. ALBANS COOPERATIVE CREAMERY, INC.


by: /s/  Leon Berthiaume
   ---------------------------
   Name: Leon Berthiaume
   Title: General Manager

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                                  EXHIBIT INDEX

Exhibit
---------

A Loan and Security/Stock Purchase Agreement, dated as of May 16, 2002, by and among the Company, SAC, and Lucille Farms of Vermont, Inc., a wholly-owned subsidiary of the Company.